U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   Form 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                        Under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934


                         DYNASIL CORPORATION OF AMERICA
                 (Name of Small Business Issuer in Its Charter)


               New Jersey                                  22-1734088
     -------------------------------                 ----------------------
     (State or Other Jurisdiction of                 (I.R.S. Identification
      Incorporation or Organization)                          Number)


     385 Cooper Road, West Berlin, New Jersey                 08091
     ----------------------------------------               ----------
     (Address of Principal Executive Offices)               (Zip Code)


                                 (856) 767-4600
                           ---------------------------
                           (Issuer's Telephone Number)



Securities to be registered pursuant to Section 12(b) of the Act:          None

Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock $.001 Par Value
                          ----------------------------
                                (Title of Class)


                                           TABLE OF CONTENTS
Part I
Item 1.       Description of Business....................................................  1
Item 2.       Management's Discussion and Analysis or Plan of Operation..................  6
Item 3.       Description of Property....................................................  9
Item 4.       Security Ownership of Certain Beneficial Owners and Management............. 10
Item 6.       Executive Compensation..................................................... 14
Item 7.       Certain Relationships and Related Transactions............................. 15
Item 8.       Description of Securities.................................................. 15

Part II
Item 1.       Market Price of and Dividends on the Registrant's Common Equity and
              Other Shareholder Matters.................................................. 17
Item 2.       Legal Proceedings.......................................................... 18
Item 3.       Changes in and Disagreements with Accountants on Accounting and Financial Disclosure................................................... 18
Item 4.       Recent Sales of Unregistered Securities.................................... 18
Item 5.       Indemnification of Directors and Officers.................................. 18

Part F/S................................................................................. 23

Part III
Item 1.       Index to Exhibits.......................................................... 24

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

Business Development

Dynasil Corporation of America ("Dynasil", "we", or the "Company") was incorporated in the State of New Jersey on October 20, 1960.

On April 22, 1996, the Company's articles of incorporation were amended to reflect an increase in the authorized shares of common stock from 1,500,000 to 25,000,000, and a reduction of the par value of the common stock from $.10 to $.001. On June 1, 1996, the Board of Directors also declared a three-for-two stock split, effected in the form of a 50% stock dividend payable to stockholders of record on April 30, 1996.

On October 16, 1996, the Board of Directors declared a two-for-one stock split payable on November 1, 1996 to stockholders of record on October 1, 1996.

On September 30, 1997, we sold substantially all of the assets of our wholly-owned subsidiary, Hibshman Corporation, to two individuals. As consideration for the sale, the Company received a note receivable of $200,000 which was collected during fiscal year ended September 30, 1998. The sale resulted in a loss of $194,453.

Business

We are primarily engaged in the manufacturing and marketing of customized synthetic fused silica products. We also distribute fused quartz material that we obtain from a variety of sources. Our products are used primarily as components of optical instruments, lasers, analytical instruments, semiconductor/electronic devices, spacecraft/aircraft components, and in devices for the energy industry. These include:

     o Optical components - lenses, prisms, reflectors, mirrors, filters, optical flats

     o Lasers - Beam Splitters, brewster windows, q-switches, medical/industrial lasers, exciter systems

     o Analytical Instruments - UV spectrophotometer cells, fire control devices, reticle substrates, interferometer plates

     o Energy - Laser/Tkamak fusion research isotope separation, solar cell covers

     o Semiconductor/Electronic - Microcircuit substrates, microwave devices, photomasks, sputter plates, microlithography optics

     o Spacecraft/Aircraft - Docking light covers, windows, re-entry heat shields, ring laser gyros

We have a two man sales force located in our corporate headquarters West Berlin, New Jersey that handles all domestic sales. We also use manufacture representatives in various foreign countries for international sales. Marketing efforts include direct customer contact through sales visits, advertising in trade publications and presentations at trade shows. Our products are distributed through direct sales and delivered by commercial carriers.

We compete for business in the optics industry primarily with two other manufacturers of synthetic fused silica and several distributors of their products. The manufacturers are Corning Incorporated, Canton, NY and Heraeus Quarzglas, Germany. Our principal competitive distributors include United Lens Company, Inc., Southbridge, MA, Advanced Glass Industries, Rochester, NY and Glass Fab, Inc., Rochester NY.

Market share in the optics industry is largely determined by a combination of quality, price and speed of delivery. We believe that we are competitive in the mid to high level quality markets. We feel that we do not compete as effectively for the lower quality markets because our price is not competitive, or in the very highest quality market because our manufacturing process is not currently able to produce product of sufficient quality.

All of the fused silica that we manufacture is produced using a single manufacturing process. The product is then graded to determine its quality. We have been able to sell the higher quality material at a higher price, and with higher profit margins. With respect to speed of delivery, we believe that we perform as well as or better than our competitors.

The primary raw material used in our manufacturing process is silicon tetrachloride, which we obtain from Teledyne Wah Chang. In the event we are unable to obtain silicon tetrachloride from our current supplier, it is available from Dow Chemical or Hemlock, Inc. at comparable prices.

We presently have over 150 customers, with 90% of our business being concentrated in our top 40 customers. Our five largest customers, Heraeus Amersil, Inc., Grimes Aerospace Company, Spectra Physics, VLOC, ESCO Products, Inc., each accounted for approximately 6.9%, 5.5%, 5.5%, 5.3%, 5.1%, respectively, of our total revenues during fiscal year 1998. Our four largest customers, Grimes Aerospace Company, Mindrum Precision, Inc., Spectra Physics, and Detector Electronics Corporation, each accounted for approximately 8.2%, 6.2%, 5.6% and 5.4%, respectively, of our revenues during the nine months ended June 30, 1999. Generally, our customers provide purchase orders for a specific quantity and quality of fused silica. These purchase orders generally are filled with fused silica from inventory or manufacture to order. Orders are generally filled over a period ranging from one month to one year. The loss of any of these customers would likely have a material adverse effect on our business, financial condition and results of operations.

Our business and financial condition would be materially adversely affected if we do not attain substantial additional business from these customers, or if we lose the business of any of these customers, and if we fail to attain substantial additional business from other customers.

We rely on trade secret and copyright laws to protect the proprietary technologies that we may develop, but there can be no assurance that those laws will provide us with sufficient protection, that others will not develop technologies that are similar or superior to ours, or that third parties will not copy or otherwise obtain or use our technologies without our authorization. We have no patents or patent applications filed or pending.

Other than federal, state and local environmental laws, our manufacturing process is not subject to direct governmental regulation. Dynasil's manufacturing process, which includes storage of hazardous materials, is subject to a variety of federal, state and local environmental rules and regulations. We make extensive use of engineering consultants to provide the technical expertise to help ensure that our equipment is in compliance with the environmental laws. Waste water and ground water testing is conducted quarterly by an engineering consultant, and the results are submitted directly to the appropriate regulating agencies. We are permitted to dispose of our waste water through the Camden County Municipal Utilities Authority. We have a permit to use an air scrubber system, which is tested periodically. The next test of the scrubber system is scheduled for November 1999. We do not have a pending notice of violations and are aware of no potential violations. We train our employees in the proper handling of hazardous materials. There are no buried storage tanks on our property. A Phase I environmental audit, completed approximately two years ago, did not disclose any conditions requiring remediation. Our environmental compliance costs approximately $600,000 per year.

Our research and development activities primarily have involved changes to our manufacturing process and the introduction of equipment with newer technology. Improvements to our manufacturing process involved developing larger furnaces in order to produce larger fused silica boules, and replacing existing furnaces with higher quality equipment. We have spent approximately $1,300,000 to develop the larger furnaces and upgrade existing furnaces. An additional $400,000 was invested in additional glass processing equipment. Investigations into use of purer raw material, alternative fuels and improved distribution systems have been the primary emphasis of our research and development program. We have collaborated with the University of Missouri to develop uses for scrap fused silica, and with Northwestern University to develop methods to remelt scrap material.

Our total work force consist of 24 employees; 3 administrative, 2 sales, and 19 shop personnel (including 2 part time employees).

The shop currently is non-union. The workforce had originally been members of the Teamsters Union, but voluntarily decertified in the early 1980's. From then until 1989 the workforce was represented by an "in-house" union. In 1989 this representation was voted out and the shop became non-union.

Employee Benefit Plans

We have adopted a Stock Incentive Plan which provides for, among other incentives, granting to officers, directors, employees and consultants options to purchase shares of our common stock up to a total of 900,000 shares. The 900,000 shares consist of two separate plan approvals. The 1st plan

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was approved in February 1996 for 450,000 shares, restated to reflect the stock splits of 1996. The seconded plan approval was January 1999 for an additional 450,000 shares. At June 30,1999, 497,723 shares of common stock were reserved for issuance under the Stock Incentive Plans. Options granted under the Plans are generally exercisable over a five year period. To date, options have been granted at exercise prices ranging from $1.00 to $3.52 per share. At June 30, 1999, 113,277 options were outstanding.

We have adopted an Employee Stock Purchase Plan which permits substantially all employees to purchase common stock. Employees have an opportunity to acquire common stock at a purchase price of 65% of the fair market value of the shares. To date, shares issued to employees have been restricted shares subject to the holding periods of Rule 144. Under the plan, a total of 150,000 shares had been reserved for issuance. Of these, 34,917 shares have been purchased by the employees at purchase prices ranging from $.49 to $2.68 per share. During any twelve month period, employees are limited to a total of $5,000 of stock purchases.

The Company has a 401K Plan for the benefit of its employees. The Company did not make a contribution for the years ended September 30, 1999, 1998 and 1997.

YEAR 2000

Year 2000 Readiness Disclosure

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded to comply with such Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.

     State of Readiness: We have made an assessment of our Year 2000 readiness of our operating, financial and administrative systems, including the hardware and software that support our systems. Our assessment consisted of testing and correcting our internally developed material software and contacting key vendors to ensure their readiness. We have confirmed our Year 2000 compliance by specific testing of our systems and by obtaining representations by third party vendors of their Year 2000 compliance.

     Costs: We have not incurred significant costs to date complying with Year 2000 requirements and we do not believe that we will incur significant costs for these purposes in the foreseeable future. However, should products or systems maintained by third parties or our systems fail to be Year 2000 compliant, despite the representations of third parties and the testing of our systems, we could incur expenses to remedy any problems. Such expenses could, but are not expected to, have a material adverse effect on our business, results of operations and financial condition.

     Risks: Our failure to identify and correct a Year 2000 problem could result in an interruption of normal business activities and operations. Although there is an inherent uncertainty in the Year 2000 issue, we believe the impact to our business will not be material. Most of the equipment involved in delivering our product to our clients does not make use of date information at all. We believe our greatest risk to be suppliers and utilities whose Year 2000 programs are outside of our control. A disruption caused by a utility or supplier whose systems are not compliant may have a direct and negative effect on our business.

     Contingency Plan: We have identified alternate sources for critical supplies where alternate sources exist. To the best of our knowledge, our internal systems are fully compliant. We have been advised by our principal suppliers, particularly the utilities supplying electricity and gas, that they believe their systems are also compliant.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     The following management's discussion and analysis should be read in conjunction with our financial statements and the notes thereto appearing elsewhere in this Form 10-SB.

Results of Operations

Comparison of Nine Months ended June 30, 1999 to Nine Months ended June 30, 1998

     Revenues deceased to $2,021,887 for the nine months ended June 30, 1999 from $3,242,457 for the nine months ended June 30, 1998. The decrease of $1,220,570 or 37.6% was primarily due to the slow down in both the semiconductor and optics markets. The problems experienced by the Asian economy in late 1998 caused end users of our product to delay orders. This delay carried through most of 1999. We just recently have begun seeing a reverse in that trend and quote activity has increased.

     Cost of sales consist primarily of facility and production costs, direct labor, depreciation, waste management cost and supplies. Cost of sales decreased to $1,735,582, or 85.8% of revenues, for the nine months ended June 30, 1999 from $2,152,336, or 66.4% of revenues, for the nine months ended June 30, 1998. The decrease of $416,754 or 19.4% is directly related to the Company's response to the decrease in revenues. We needed to reduce expenses in every area. Manufacturing labor related expenses decreased $289,229 (33.7%), supplies expenses decreased $71,707 (35.2%) and waste management expenses decreased $145,128 (74%).

     Gross Margin decreased to $286,305 for the nine months ended June 30, 1999 from $1,090,121 for the nine months ended June 30, 1998. As a percentage of revenues, gross margin was 14.2% and 33.6% for the nine months ended June 30, 1999 and 1998 respectively. The decrease of $803,816 or 73.7% was a result of the large revenue reduction and the Company's inability to reduce expenses quickly, in response to the downturn in the market.

     Selling, general and administrative expenses consist primarily of salaries, insurance, outside professional fees, and advertising. Selling, general and administrative expenses decreased to $479,216 for the nine months ended June 30, 1999 from $646,956 for the nine months ended June 30, 1998. As a percentage of revenue, selling general and administrative expense for the nine months ended June 30, 1999 and 1998 were 23.7% and 20.0% respectively. The decrease of $167,740 or 25.9% was due primarily to a $72,958 reduction in advertising and a $75,590 reduction in outside professional fees.

     Interest expense includes interest related to our financing obligations including bank loans, subordinated debentures and capital leases. Interest expense increased to $146,729 for the nine months ended June 30, 1999 from $142,783 for the nine months ended June 30, 1998. The increase is $3,946 or 2.8%.

     Net income decreased to a loss of $339,640 for the nine months ended June 30, 1999 from income of $308,382 for the nine months ended June 30, 1998. Basic earnings per share decreased to a loss per share of $.15 for the nine months ended June 30, 199 from an income per share of $.13 for the nine months ended June 30, 1998. The decrease of $648,022, or $.28 per share, was primarily related to the sharp decrease in revenues and the Company's initial slow response to reduce expenses.

Comparison of Fiscal Year ended September 30, 1998 to Fiscal Year ended September 30, 1997

     Revenues increased to $3,981,395 for fiscal 1998 from $3,931,108 for fiscal 1997. The marginal increase of $50,287 or 1.3% reflects the beginning of the slow down in the semiconductor and optics markets in mid 1998.

     Cost of sales increased to $2,711,148, or 68.1% of revenues, for fiscal 1998 from $2,338,738, or 59.5% of revenues, for fiscal 1997. The increase of $372,410, or 15.7% was primarily due to increases in manufacturing labor, employee related expenses and depreciation. For fiscal 1998 manufacturing labor, employee related expenses, and depreciation accounted for approximately 20.1%, 7.3% and 7.8% of revenues, respectively. For fiscal year 1997 manufacturing labor, employee related expenses, and depreciation accounted for approximately 15.3%, 4.6% and 5.7%, respectively.

     Gross margin decreased to $1,270,247, or 31.9% of revenues, for fiscal 1998 from $1,592,370, or 40.5% of revenue, for fiscal 1997. The decrease of $322,123, or 20.2%, is related to increase in cost of sales, as discussed above.

         Selling, general and administrative expenses decreased to $874,962, or 21.9% of revenue, for the fiscal 1998 from $952,977, or 24.2% of revenue, for fiscal 1997. The decrease of $78,015, or 8.2%, was due primarily to decreases in salary expense, outside professional fees, and travel expense aggregating approximately $97,165, with an offsetting increase in amortization expense of $23,052.

     Interest Expense increased to $188,150, or 4.7% of revenue, for fiscal 1998 from $108,536, or 2.8% of revenue, for fiscal 1997. The increase of $79,614, or 73.3%, was due primarily to the additional debt we incurred in the later part of fiscal 1997. See discussion of debt restructuring under Liquidity and Capital Resources.

     Net income from continuing operations decreased to $230,782, or 5.8% of revenue, for fiscal 1998 from $529,684, or 13.5% of revenue, for fiscal 1997. The decrease of $298,902, or 56.4% was primarily a result of increased cost of sales.

     The Company has no provisions for income taxes for either fiscal 1998 or 1997. As of September 30, 1998 we have approximately $598,000 of net operating loss carryforwards to offset future taxable income for federal tax purposes expiring in various years through 2009. In addition, the Company has approximately $391,000 of net operating loss carryforwards to offset certain future states' taxable income, expiring in various years through 2001.

     For fiscal 1997 we incurred a loss from discontinued operations of $453,722. See note under Business Development concerning Hibshman Corporation. In addition to the $194,453 loss on the sale of the assets, we incurred an additional loss of $259,269 from operations of Hibshman Corporation.

     Net income increased to $230,782, or 5.8% of revenue for fiscal 1998 from $75,962, or 1.9% of revenue, for fiscal 1997.

Liquidity and Capital Resources

     Net cash provided by operating activities decreased to $78,224 for the nine months ended June 30, 1999 from $290,111 for the nine months ended June 30, 1998. The decrease was primarily due to the decrease in income before depreciation offset by a decrease in Inventories. For the year ended September 30, 1998 our net cash provided from operating activities decreased to $271,064 from $548,970 for the year ended September 30, 1997. The decrease was primarily due to an increase in Inventories and a decrease in Accounts Payable offset by an increase in cash provided from discontinued operations.

     Cash flows used in investing activities decreased to $5,333 for the nine months ended June 30, 1999 from $307,839 for the nine months ended June 30, 1998. The decrease was due entirely because of reduced investments in property and equipment. Cash flows used in investing activities decreased to $301,596 for fiscal 1998 from $1,391,283 for fiscal 1997. The decrease was primarily due to reduced investments in property and equipment. During fiscal 1997 the Company had a major refurbishing project for all our furnaces that resulted in the high expenditures for property and equipment.

     Cash flows used in financing activities increased to $70,380 for the nine months ended June 30,1999 from cash flows provided from financing activities of $10,175 for the nine months ended June 30, 1998. The increase was primarily due to reductions in obtaining outside financing. Cash flows provided from financing activities decreased to $60,437 for fiscal 1998 from $754,021 for fiscal 1997. The primary reason for the decrease was a reduction in proceeds from long term debt.

     In August 1997 the Company secured an additional $200,000 on an existing mortgage. The funds were used for improvements to our furnaces. In August 1998 the Company consolidated all existing bank debt into a term loan of $1,300,000 and a Line of Credit of $300,000. In July 1999 the Line of Credit was revised to $150,000. As of August 31, 1999, the term loan has an outstanding balance of $1,213,333 and the line has a zero balance. We have various obligations under two capital leases, which aggregate $107,994 as of August 31, 1999. The indebtedness outstanding under the term loan is collateralized by all of our assets. The obligations under the capital leases are collateralized by the underlying equipment for each loan.

     During fiscal years 1998 and 1997 we generated $177,609 and $9,000, respectively from the exercise of stock options owned by affiliates of the Company. During fiscal years 1998 and 1997 we generated $11,694 and $2,753, respectively, from shares purchased by employees through the Employee Stock Purchase Plan.

     The Company believes that its current cash and cash equivalent balances, and net cash generated by operations, will be sufficient to meet its anticipated cash needs for working capital for at least the next 12 months. Any business expansion will require the Company to seek additional debt or equity financing.


ITEM 3. DESCRIPTION OF PROPERTY

Facilities

     We own a property consisting of a one-story, masonry and steel, office/manufacturing building containing approximately 15,760 square feet, located at 385 Cooper Road, West Berlin, New Jersey, 08091. The building is situated on a 3.686 acre site. It contains eight furnaces with attendant pollution control systems, glass processing equipment, quality control functions and administrative office space. We have received site plan approval to construct four additional furnaces.

Leases

     We lease office equipment and four storage containers at an annual total lease obligation of $7,542. We also have entered into lease purchase agreements for a lift truck, a retro-fit of a glass saw, and an ID slicing saw, for a total annual lease obligation of $74,540.

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ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


     The following table sets forth the beneficial ownership of the Common Stock of the Company as of September 30, 1999 by each person who was known by the Company to beneficially own more than 5% of the common stock, by each director and executive officer who owns shares of common stock and by all directors and executive officers as a group:


 Title                 Name and Address                       No. of Shares and nature of        Percent of
of Class             of Beneficial Owner                        Beneficial Ownership(1)             Class
--------             -------------------                      ---------------------------        ----------
Common         James Saltzman(2)                                          580,865                   24.63%
               621 East Germantown Pike
               Suite 105
               Plymouth Valley PA 19401

Common         Gen. Charles J. Searock, Jr. (USAF Ret)(3)                  90,496                    3.85%
               39 Tee Pee Court
               Medford, NJ 08055

Common         Jan Melles(4)                                               56,500                    2.40%
               9 Riverside Road
               Laguna Niguel, CA 92677

Common         Nathan Schwartz(5)                                          48,394                    2.03%
               621 East Germantown Pike
               Suite 105
               Plymouth Valley, PA 19401

Common         Dr. Peter P. Bihuniak(6)                                    16,000                    0.68%
               631 Scenic Circle
               Holland, OH 43528

Common         Robert Lear(7)                                             173,236                    7.37%
               520 South York Road
               Hatboro, PA 19040

Common         Robert E. Hibshman, Sr.(8)                                  59,000                    2.51%
               19689 7th Ave. NE, Suite 182
               Poulsbo, WA 98370-7576

Common         John Kane(9)                                                15,425                    0.66%
               149 Plowshare Road
               Norristown, PA 19403

Common         Bruce Leonetti                                                 100                    0.00%
               200 Birdwood Avenue
               Haddonfield, NJ 08033

All Officers and Directors as a Group                                   1,040,015                   42.76%

------------

(1) The numbers and percentages shown include shares of common stock issuable to the identified person pursuant to stock options that may be exercised within 60 days. In calculating the percentage


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


of ownership, such shares are deemed to be outstanding for the purpose of computing the percentage of shares of common stock owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of share of common stock owned by any other stockholders. The number of shares outstanding on September 30, 1999 was 2,344,944.

(2) Includes options to purchase 7,500 shares of the Company's common stock at $1.00 per share, options to purchase 3,000 shares of the Company's common stock at $3.52 per share, and options to purchase 3,000 shares of the Company's common stock at $1.17 per share; also includes 567,365 shares owned by Saltzman Partners.

(3) Includes options to purchase 3,000 shares of the Company's common stock at $1.17 per share.

(4) Includes options to purchase 3,000 shares of the Company's common stock at $3.52 per share, and options to purchase 3,000 shares of the Company's common stock at $1.17 per share.

(5) Includes options to purchase 20,000 shares of the Company's common stock at $1.50 per share, options to purchase 5,000 shares of the Company's common stock at $1.50 per share, options to purchase 3,000 shares of the Company's common stock at $4.25 per share, options to purchase 3,000 shares of the Company's common stock at $3.52 per share, and options to purchase 3,000 shares of the Company's common stock at $1.17 per share.

(6) Includes options to purchase 10,000 shares of the Company's common stock at $3.00 per share, options to purchase 3,000 shares of the Company's common stock at $3.52 per share, and options to purchase 3,000 shares of the Company's common stock at $1.17 per share.

(7) Includes options to purchase 3,000 shares of the Company's common stock at $3.52 per share, and options to purchase 3,000 shares of the Company's common stock at $1.17 per share; also includes 167,236 shares owned by Penn Independent Corporation.

(8) Includes options to purchase 3,000 shares of the Company's common stock at $1.17 per share.

(9) Includes options to purchase 5,500 shares of the Company's common stock at $2.65 per share.


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


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     All seven of our directors were elected to serve for one year at our Annual meeting of the shareholders held on January 26, 1999, and will hold office until their successors are elected at the next annual meeting of the shareholders.

     Our executive officers and directors, and their ages at September 15, 1999, are as follows:

Name                                Age           Position
----                                ---           --------
James Saltzman                      55            Chairman of the Board
Gen. Charles J. Searock, Jr.        63            President, CEO, Director
Jan Melles                          59            Director
Nathan Schwartz                     38            Director
Dr. Peter P. Bihuniak               50            Director
Mr. Robert Lear                     54            Director
Mr. Robert E. Hibshman, Sr.         72            Director
Mr. John Kane                       48            CFO, Secretary, Treasurer
Mr. Bruce Leonetti                  45            Vice President

Mr. James Saltzman, Chairman, 55, has been a member of the Board since February 1998, and is a major shareholder in Dynasil Corporation. Mr. Saltzman, has been the General Partner of Saltzman Partners, an investment firm, since 1982. Since January 1997, Mr. Saltzman has served as Vice Chairman of Madison Monroe, Inc., a private company engaged in investments. He served as a director of Xyvision, Inc., a publicly held company which develops, markets, integrates and supports content management and publishing software, since 1992, and was Chairman of the Board of such company from February 1994 to February 1995.

General Charles J. Searock, Jr. (USAF Ret), 63, has been a director of the Corporation since February 1996 and currently serves as President and CEO. General Searock retired from the United States Air Force having attained the rank of Lieutenant General in 1993 after 36 years of active duty, having received numerous military decorations. Prior to joining Dynasil, he was executive Vice President of Aero Development Corporation from 1993 to 1996. General Searock earned a BA in General Education from the University of Nebraska in 1962, and a Masters degree in Management from Central Michigan University in 1975.

Jan Melles, 59, has been a member of the Board of Directors of the Company since February 1996. Since 1993, Mr. Melles has been President and sole shareholder of Photonics Investments, bv, which is engaged in investments in, and mergers and acquisitions of, photonics companies. From 1988 to 1992, he served as Chief Executive Officer of Melles Griot, Inc., a division of J. Bibby & Sons, PLC. Mr. Melles co-founded Melles Griot, Inc. in 1969 and sold it to J. Bibby & Sons, PLC in 1988. Mr. Melles also serves as a director of Excel Technology, Inc., a publicly held company, and as a director of Gooch and Housego, PLC, a publicly held company.


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


Nathan Schwartz, 38, has been a member of the Board since February 1996. He is an attorney and financial advisor, providing legal and financial advice to numerous financial service clients since 1992. Mr. Schwartz earned a B.A. in History from Kenyon College in 1982, an M.B.A. in Public/Private Management from Columbia University in 1986, and a J.D. from the University of Pittsburgh in 1989.

Dr. Peter P. Bihuniak, 50, has been a member of the Board since February 1997. He has held his current position of Vice President of Technology for SOLAREX since 1997. From 1995 to 1997, he served as Director of Research and Development of Pilkington, Libbey-Owens-Ford in Toledo, Ohio, directing invention and development efforts for high performance glass. From 1988 to 1995, Mr. Bihuniak served in various positions with PPG Industries, Inc., one of the major producers of flat glass, fabricated glass and continuous-strand fiber glass in the world, serving most recently as General Manager, Flat Glass Specialty Products Division.

Robert Lear, 54, has been a member of the Board since February 1998. He is President of Penn Independent Corporation, a property and casualty insurance enterprise. Mr. Lear has been President and Chief Executive Officer of Penn Independent since September 1996 and previously served as Executive Vice President-Finance and Chief Financial Officer of that company for more than seven years. He was Vice President-Finance and Chief Financial Officer of Penn-America Group, Inc. from its formation in July 1993 until March 1995, and still serves Penn-America Group, Inc. as a director. Prior to joining Penn Independent, Mr. Lear had over 15 years of public accounting experience, specializing in the insurance industry. Mr. Lear is a certified public accountant.

Robert E. Hibshman, Sr., 72, has been a member of the Board since January 1999. He founded Hibshman Optical Labs, Inc. which was purchased by his son, Robert E. Hibshman Jr. and eventually sold to Dynasil Corporation as Hibshman Corporation. Mr. Hibshman Sr. is currently retired and is occupied with property development and investments.

John Kane, 48, Chief Financial Officer has been with Dynasil Corporation since January 1997 and is a licensed Certified Public Accountant. For three years prior to joining Dynasil Corporation he was an independent consultant, designing accounting systems for the maritime industry.

Bruce Leonetti, 45, Vice President - Sales and Marketing has been with Dynasil Corporation since January 1999. He was previously with the Company for 14 years prior to 1993 when he left for a position as a development officer with the University of Pennsylvania.


ITEM 6. EXECUTIVE COMPENSATION

                                                   Summary Compensation Table
---------------------------------------------------------------------------------------------------------------------------
                                                                             Long Term Compensation
                                                                      --------------------------------------
                                     Annual Compensation                        Awards              Payouts
                         ----------------------------------------     -------------------------    ---------
Name and       Year      Salary ($)      Bonus ($)     Other          Restricted     Securities    Long-         All other
Principle                                              Annual         Stock          Underlying    Term          compen-
Position                                               Compen-        Awards ($)     Options       Incentive     sation ($)
                                                       sation ($)                    ($)           Plans ($)
---------------------------------------------------------------------------------------------------------------------------
Charles J.     1999      122,703
Searock,       ------------------------------------------------------------------------------------------------------------
President,     1998      124,797
CEO            ------------------------------------------------------------------------------------------------------------
               1997       88,054                                      16,250
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
John           1999       83,339                                       2,625
Kane,          ------------------------------------------------------------------------------------------------------------
Secretary,     1998       88,289          1,118                        6,000
Treasurer,     ------------------------------------------------------------------------------------------------------------
CFO            1997       57,212            624                       13,500
---------------------------------------------------------------------------------------------------------------------------
Bruce          1999       65,042
Leonetti,
VP
---------------------------------------------------------------------------------------------------------------------------

Employment Agreements

We have entered into an employment agreement with Charles J. Searock, Jr., Chief Executive Officer and President, which commenced on December 1, 1996 and will continue for a three-year period, after which the agreement will automatically renew for one-year terms, unless terminated by either party upon ninety days written notice prior to the end of any term, or for cause. Under the employment agreement, Mr. Searock has agreed to work for us full time, and receives an annual base salary of $125,000, to be adjusted upwards or downwards based on our profit and loss. Mr. Searock's agreement also provides for an annual bonus at the discretion of our Board of Directors. The agreement also provides for a 401(k) pension plan, health insurance benefits and contains three-year non-competition provisions that prohibit him from competing with us. In addition, the agreement provides that if Mr. Searock is terminated without cause, he will receive a severance consideration of one year's salary.

We have also entered into an employment agreement with John Kane, Chief Financial Officer, Secretary and Treasurer, which commenced on January 20, 1997 and will continue for a three-year period, after which the agreement will automatically renew for one-year terms, unless terminated by either party upon ninety days written notice prior to the end of any term, or for cause. Under the employment agreement, Mr. Kane has agreed to work for us full time, and receives an annual base salary of $85,000, to be reviewed no less than annually. Mr. Kane's agreement also provides for an annual bonus at the discretion of our Board of Directors. The agreement also provides for a 401(k) pension plan, health insurance benefits and contains eighteen month non-competition provisions that prohibit him from competing with us.

We have also entered into an employment agreement with Bruce Leonetti, Vice President of Marketing and Sales, which commenced on January 1, 1999 and will continue for a three-year period, unless terminated for cause. Under the employment agreement, Mr. Leonetti has agreed to work for us full time, and receives an annual base salary of $89,000, with commissions based on the gross dollar amount of product shipped. Mr. Leonetti's agreement also provides for an annual bonus at the discretion of our Board of Directors. The agreements also provide for a 401(k) pension plan, health insurance benefits and contain twenty four month non-competition provisions that prohibit him from competing with us. In addition, the agreement provides that if Mr. Leonetti is terminated without cause, he will receive a severance consideration of three months' salary.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company paid consulting fees to Robert E. Hibshman, Jr., formerly President of the Company and Chairman of the Board of Directors, in the amount of $38,140 during 1998 and $93,173 during 1997.

ITEM 8. DESCRIPTION OF SECURITIES

     The authorized capital stock of the Company consists of 25,000,000 shares of common stock, par value $.001 per share ("Common Stock").

Common Stock

     Holders of shares of Common Stock of the Company are entitled to cast one vote for each share held at all shareholders meetings for all purposes, including the election of directors, and to share equally on a per share basis in such dividends as may be declared by the Board of Directors out of funds legally available. Upon liquidation or dissolution, each outstanding share of Common Stock will be entitled to share equally in the assets of the Company legally available for distribution to shareholders after the payment of all debts and other liabilities. Shares of Common Stock are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional shares in the event of a subsequent offering. All outstanding shares of Common Stock are and will be fully paid and non-assessable, when issued.

Non-Cumulative Voting

     The Common Stock does not have cumulative voting rights which means that the holders of more than fifty percent of the Common Stock voting for election of directors can elect one hundred percent of the directors of the Company if they choose to do so.

Dividends

     There are no limitations or restrictions upon the right of the Board of Directors to declare dividends out of any funds legally available

Effect of anti-takeover effects of New Jersey Shareholders Protection Act

     The Company is subject to the provisions of the New Jersey Shareholders Protection Act. The New Jersey Shareholders Protection Act provides that "no resident domestic corporation shall engage in any business combination with any interested stockholder of that resident domestic corporation for a period of five years following that interested stockholder's stock acquisition date unless that business combination is approved by the board of directors of that resident domestic corporation prior to that interested stockholder's stock acquisition date."

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The Registrant's Common Stock is traded on the Over the Counter Bulletin Board (BBOTC:DYSL). The symbol for the Company's Common Stock is "DYSL". The Company's Common Stock has been traded publicly since April 22, 1981. The "high" and "low" bid quotations for the Company's Common Stock for each quarterly period for the fiscal years ended December 31, 1997 and December 31, 1998 were as follows:

         Calendar Quarter        High Bid Price            Low Bid Price
         ----------------        --------------            -------------
              1997
              ----
              First                  $5.50                     $3.75
              Second                  3.75                      3.25
              Third                   4.25                      3.25
              Fourth                  5.25                      2.875

              1998
              ----
              First                  $6.00                     $3.375
              Second                  4.00                      2.00
              Third                   3.00                      2.00
              Fourth                  2.00                      0.875

The above listed quotes reflect inter-dealer prices without retail mark-up, mark-down, or commissions and are not necessarily representations of actual transactions or the true value of the Common Stock.

As of September 30, 1999, there were 2,344,944 shares of common stock outstanding held by approximately 256 holders of record of the Common Stock of the Company (plus a small number of additional shareholders whose stock is held in street name and who have declined disclosure of such information).

The Company has paid no cash dividends since its inception. The Company presently intends to retain any future earnings for use in its business and does not presently intend to pay cash dividends in the foreseeable future. Holders of the Common stock are entitled to share ratably in dividends when and as declared by the Board of Directors out of funds legally available therefor.

ITEM 2. LEGAL PROCEEDINGS

     No material legal proceedings to which the Company or any of its property is subject are pending, nor to the knowledge of the Company are any such legal proceedings threatened.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     In May 1996, the Company granted to a consultant, under a Consulting Agreement, an option to purchase shares of the Company's common stock up to a total of 20,000 shares. The option was exercisable through May 1998 at an exercise price of $3.50 per share. In September 1996, such option was exercised in its entirety for a total purchase price of $70,000.

     In June 1996, the Company granted to another consultant, under a Consulting Agreement, an option to purchase shares of the Company's common stock up to a total of 5,000 shares. The option was exercisable through June 1997 at an exercise price of $3.00 per share. In June 1996, such option was exercised in its entirety for a total purchase price of $15,000.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The by-laws of the Company provide that every person who is or was a director or officer, employee or agent of the Company, or any person who serves or has served in any capacity with any other enterprise at the request of the Company, shall be indemnified by the Company to the fullest extent permitted by law. The Company shall indemnify the persons listed above against all expenses and liabilities reasonably incurred by or imposed on them in connection with any proceedings to which they have been or may be made parties, or any proceedings in which they may have become involved by reason of being or having been a director or officer of the Company, or by reason of serving or having served another enterprise at the request of the Company, whether or not in the capacities of directors or officers of the Company at the time the expenses or liabilities are incurred.

New Jersey has enacted the following statutory indemnification provisions:

NJSA 14A:3-5. Indemnification of directors, officers and employees -

     (1) As used in this section,

     (a) "Corporate agent" means any person who is or was a director, officer, employee or agent of the indemnifying corporation or of any constituent corporation absorbed by the indemnifying corporation in a consolidation or merger and any person who is or was a director, officer, trustee, employee or agent of any other enterprise, serving as such at the request of the indemnifying corporation, or of any such constituent corporation, or the legal representative of any such director, officer, trustee, employee or agent;

     (b) "Other enterprise" means any domestic or foreign corporation, other than the indemnifying corporation, and any partnership, joint venture, sole proprietorship, trust or other enterprise, whether or not for profit, served by a corporate agent;

     (c) "Expenses" means reasonable costs, disbursements and counsel fees;

     (d) "Liabilities" means amounts paid or incurred in satisfaction of settlements, judgments, fines and penalties;

     (e) "Proceeding" means any pending, threatened or completed civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal therein and any inquiry or investigation which could lead to such action, suit or proceeding; and

     (f) References to "other enterprises" include employee benefit plans; references to "fines" include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the indemnifying corporation" include any service as a corporate agent which imposes duties on, or involves services by, the corporate agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner the person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

     (2) Any corporation organized for any purpose under any general or special law of this State shall have the power to indemnify a corporate agent against his expenses and liabilities in connection with any proceeding involving the corporate agent by reason of his being or having been such a corporate agent, other than a proceeding by or in the right of the corporation, if

     (a) such corporate agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; and

     (b) with respect to any criminal proceeding, such corporate agent had no reasonable cause to believe his conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that such corporate agent did not meet the applicable standards of conduct set forth in paragraphs 14A:3-5(2)(a) and 14A:3-5(2)(b).

     (3) Any corporation organized for any purpose under any general or special law of this State shall have the power to indemnify a corporate agent against his expenses in connection with any proceeding by or in the right of the corporation to procure a judgment in its favor which involves the corporate agent by reason of his being or having been such corporate agent, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. However, in such proceeding no indemnification shall be provided in respect of any claim, issue or matter as to which such corporate agent shall have been adjudged to be liable to the corporation, unless and only to the extent that the Superior Court or the court in which such proceeding was brought shall determine upon application that despite the adjudication of liability, but in view of all circumstances of the case, such corporate agent is fairly and reasonably entitled to indemnity for such expenses as the Superior Court or such other court shall deem proper.

     (4) Any corporation organized for any purpose under any general or special law of this State shall indemnify a corporate agent against expenses to the extent that such corporate agent has been successful on the merits or otherwise in any proceeding referred to in subsections 14A:3-5(2) and 14A:3-5(3) or in defense of any claim, issue or matter therein.

     (5) Any indemnification under subsection 14A:3-5(2) and, unless ordered by a court, under subsection 14A:3-5(3) may be made by the corporation only as authorized in a specific case upon a determination that indemnification is proper in the circumstances because the corporate agent met the applicable standard of conduct set forth in subsection 14A:3-5(2) or subsection 14A:3-5(3). Unless otherwise provided in the certificate of incorporation or bylaws, such determination shall be made

     (a) by the board of directors or a committee thereof, acting by a majority vote of a quorum consisting of directors who were not parties to or otherwise involved in the proceeding; or

     (b) if such a quorum is not obtainable, or, even if obtainable and such quorum of the board of directors or committee by a majority vote of the disinterested directors so directs, by independent legal counsel, in a written opinion, such counsel to be designated by the board of directors; or

     (c) by the shareholders if the certificate of incorporation or bylaws or a resolution of the board of directors or of the shareholders so directs.

     (6) Expenses incurred by a corporate agent in connection with a proceeding may be paid by the corporation in advance of the final disposition of the proceeding as authorized by the board of directors upon receipt of an undertaking by or on behalf of the corporate agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified as provided in this section.

     (7) (a) If a corporation upon application of a corporate agent has failed or refused to provide indemnification as required under subsection 14A:3-5(4) or permitted under subsections 14A:3-5(2), 14A:3-5(3) and 14A:3-5(6), a corporate agent may apply to a court for an award of indemnification by the corporation, and such court

     (i) may award indemnification to the extent authorized under subsections 14A:3-5(2) and 14A:3-5(3) and shall award indemnification to the extent required under subsection 14A:3-5(4), notwithstanding any contrary determination which may have been made under subsection 14A:3-5(5); and

     (ii) may allow reasonable expenses to the extent authorized by, and subject to the provisions of, subsection 14A:3-5(6), if the court shall find that the corporate agent has by his pleadings or during the course of the proceeding raised genuine issues of fact or law.

     (b) Application for such indemnification may be made

     (i) in the civil action in which the expenses were or are to be incurred or other amounts were or are to be paid; or

     (ii) to the Superior Court in a separate proceeding. If the application is for indemnification arising out of a civil action, it shall set forth reasonable cause for the failure to make application for such relief in the action or proceeding in which the expenses were or are to be incurred or other amounts were or are to be paid.

     The application shall set forth the disposition of any previous application for indemnification and shall be made in such manner and form as may be required by the applicable rules of court or, in the absence thereof, by direction of the court to which it is made. Such application shall be upon notice to the corporation. The court may also direct that notice shall be given at the expense of the corporation to the shareholders and such other persons as it may designate in such manner as it may require.

     (8) The indemnification and advancement of expenses provided by or granted pursuant to the other subsections of this section shall not exclude any other rights, including the right to be indemnified against liabilities and expenses incurred in proceedings by or in the right of the corporation, to which a corporate agent may be entitled under a certificate of incorporation, bylaw, agreement, vote of shareholders, or otherwise; provided that no indemnification shall be made to or on behalf of a corporate agent if a judgment or other final adjudication adverse to the corporate agent establishes that his acts or omissions (a) were in breach of his duty of loyalty to the corporation or its shareholders, as defined in subsection (3) of > N.J.S.14A:2-7, (b) were not in good faith or involved a knowing violation of law or (c) resulted in receipt by the corporate agent of an improper personal benefit.

     (9) Any corporation organized for any purpose under any general or special law of this State shall have the power to purchase and maintain insurance on behalf of any corporate agent against any expenses incurred in any proceeding and any liabilities asserted against him by reason of his being or having been a corporate agent, whether or not the corporation would have the power to indemnify him against such expenses and liabilities under the provisions of this section. The corporation may purchase such insurance from, or such insurance may be reinsured in whole or in part by, an insurer owned by or otherwise affiliated with the corporation, whether or not such insurer does business with other insureds.

     (10) The powers granted by this section may be exercised by the corporation, notwithstanding the absence of any provision in its certificate of incorporation or bylaws authorizing the exercise of such powers.

     (11) Except as required by subsection 14A:3-5(4), no indemnification shall be made or expenses advanced by a corporation under this section, and none shall be ordered by a court, if such action would be inconsistent with a provision of the certificate of incorporation, a bylaw, a resolution of the board of directors or of the shareholders, an agreement or other proper corporate action, in effect at the time of the accrual of the alleged cause of action asserted in the proceeding, which prohibits, limits or otherwise conditions the exercise of indemnification powers by the corporation or the rights of indemnification to which a corporate agent may be entitled.

     (12) This section does not limit a corporation's power to pay or reimburse expenses incurred by a corporate agent in connection with the corporate agent's appearance as a witness in a proceeding at a time when the corporate agent has not been made a party to the proceeding.

Forward-Looking Statements

Certain statements made in this Form 10-SB are "forward looking statements". Without limiting the generality of the foregoing, such information can be identified by the use of forward-looking terminology such as "anticipate", "will", "would", "expect", "intend", "plans to" or "believes", or other variations thereon, or comparable terminology. Actual results, performance or developments may differ materially from those expressed or implied by such forward-looking statements as a result of market uncertainties or industry factors. Some important factors that may cause actual results that differ materially from those in any forward-looking statements may include the availability of financing in the time frame required, market acceptance of the Company's products and services, competitive pressures, and the ability to attract and retain key executive sales and management personnel. The Company disclaims any obligation or responsibility to update any such forward-looking statements.

                                    PART F/S

                             DYNASIL CORPORATION OF
                            AMERICA AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                           SEPTEMBER 30, 1998 AND 1997

                 DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
                        CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1998 AND 1997


                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----

Independent Auditors' Report                                                1

Financial Statements:

Consolidated Balance Sheets                                                 2

Consolidated Statements of Operations                                       3

Consolidated Statements of Changes in Stockholders' Equity                  4

Consolidated Statements of Cash Flows                                       5

Notes to Consolidated Financial Statements                               6 - 19

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Dynasil Corporation of America and Subsidiaries
Berlin, New Jersey

     We have audited the accompanying consolidated balance sheets of DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES as of September 30, 1998 and 1997, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES as of September 30, 1998 and 1997 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



                                              HAEFELE, FLANAGAN & CO., p.c.


Moorestown, New Jersey
November 16, 1998

                 DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                           SEPTEMBER 30, 1998 AND 1997


                                     ASSETS
                                                              1998             1997
                                                           ----------      ----------
Current assets
   Cash and cash equivalents                               $   45,980      $   16,075
   Accounts receivable, net of allowance for doubtful
     accounts of $10,883 for 1998 and 1997                    345,176         598,926

   Note receivable                                                  0          21,667

   Inventories                                              1,278,334         873,889

   Prepaid expenses and other current assets                   42,160          41,015

   Net current assets of discontinued operations                    0         221,952
                                                           ----------      ----------

        Total current assets                                1,711,650       1,773,524

Property, Plant and Equipment, net                          2,390,988       2,261,968

Other Assets                                                   25,947          50,058
                                                           ----------      ----------
        Total Assets                                       $4,128,585      $4,085,550
                                                           ==========      ==========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                               1998               1997
                                                            -----------       -----------
Current Liabilities
   Note payable to bank                                     $         0       $   200,000
   Current portion of long-term debt                            137,414           432,773
   Accounts payable                                             226,560           511,578
   Accrued expenses                                             122,115           230,355
                                                            -----------       -----------
        Total current liabilities                               486,089         1,374,706

Long-term Debt, net                                           1,882,515         1,384,908

Stockholders' Equity
   Common Stock, $.0005 par value, 25,000,000 shares
    authorized,  2,947,649 and 2,821,213 shares issued
    for 1998 and 1997,  respectively                              1,474             1,411
   Additional paid in capital                                 1,028,197           831,083
   Retained earnings                                          1,689,613         1,458,831
                                                            -----------       -----------
                                                              2,719,284         2,291,325

   Less unearned compensation                                         0            (6,086)
   Less 640,624 shares of treasury stock, at cost              (959,303)         (959,303)
                                                            -----------       -----------
        Total stockholders' equity                            1,759,981         1,325,936
                                                            -----------       -----------
        Total Liabilities and Stockholders' Equity          $ 4,128,585       $ 4,085,550
                                                            ===========       ===========

The accompanying notes are an integral part of these consolidated financial statements.

                 DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED SEPTEMBER 30, 1998 AND 1997


                                                          1998              1997
                                                      -----------       -----------
Net sales                                             $ 3,981,395       $ 3,931,108

Cost of sales                                           2,711,148         2,338,738
                                                      -----------       -----------
Gross profit                                            1,270,247         1,592,370

Selling, general and administrative                       874,962           952,977
                                                      -----------       -----------
Income from continuing operations                         395,285           639,393

Other income (expense)
     Interest expense                                    (188,150)         (108,536)
     Other income (expense), net                           23,647            (1,173)
                                                      -----------       -----------
                                                         (164,503)         (109,709)
                                                      -----------       -----------
Income from continuing operations
  before provision for income taxes                       230,782           529,684

Provision for income taxes                                      0                 0
                                                      -----------       -----------
Income from continuing operations                         230,782           529,684
                                                      -----------       -----------
Discontinued operations
   Loss from discontinued operations, including
     provision of $30,000 for operating losses
     during phase out period in 1997, net of tax                0          (453,722)
                                                      -----------       -----------
Net income                                            $   230,782       $    75,962
                                                      ===========       ===========
Basic net income per share
   From continuing operations                         $      0.10       $      0.24
   From discontinued operations                                 0             (0.21)
                                                      -----------       -----------
   Net income                                         $      0.10       $      0.03
                                                      ===========       ===========
Diluted net income per share
   From continuing operations                         $      0.10       $      0.23
   From discontinued operations                                 0             (0.20)
                                                      -----------       -----------
   Net income                                         $      0.10       $      0.03
                                                      ===========       ===========

The accompanying notes are an integral part of these consolidated financial statements.

                 DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED SEPTEMBER 30, 1998 AND 1997


                                                                             Additional
                                                                               Paid-in        Retained        Unearned
                                                   Shares        Amount        Capital        Earnings      Compensation
                                                 ---------      -------      ----------      ----------     ------------
Balance, October 1, 1996                         1,404,356      $ 1,404      $  788,837      $1,382,869        $     0

2 for 1 stock split                              1,404,356            0               0               0              0

Issuance of shares of common stock upon
 exercise of stock options                           3,000            1           8,999               0              0

Issuance of shares of common stock upon
 exercise of stock warrants                            250            1             749               0              0

Issuance of shares of common stock under
 employee stock purchase plan                        1,251            1           2,752               0              0

Issuance of shares of common stock under
 employee stock compensation                         8,000            4          29,746               0        (29,750)

Compensation expense                                     0            0               0               0         23,664

Net income                                               0            0               0          75,962              0
                                                 ---------      -------      ----------      ----------        -------
Balance, September 30, 1997                      2,821,213        1,411         831,083       1,458,831         (6,086)

Issuance of shares of common stock upon
 exercise of stock options                         116,000           58         177,552               0              0

Issuance of shares of common stock under
 employee stock purchase plan                        6,936            3          11,691               0              0

Issuance of shares of common stock under
 stock bonus                                           500            0           1,873               0              0

Issuance of shares of common stock under
 employee stock compensation                         3,000            2           5,998               0              0

Compensation expense                                     0            0               0               0          6,086

Net Income                                               0            0               0         230,782              0
                                                 ---------      -------      ----------      ----------        -------
Balance, September 30, 1998                      2,947,649      $ 1,474      $1,028,197      $1,689,613        $     0
                                                 =========      =======      ==========      ==========        =======


                                                     Treasury Stock             Total
                                                 -----------------------     Stockholders'
                                                  Shares         Amount         Equity
                                                 -------      ----------     -------------
Balance, October 1, 1996                         320,312      $(959,303)      $1,213,807

2 for 1 stock split                              320,312              0                0

Issuance of shares of common stock upon
 exercise of stock options                             0              0            9,000

Issuance of shares of common stock upon
 exercise of stock warrants                            0              0              750

Issuance of shares of common stock under
 employee stock purchase plan                          0              0            2,753

Issuance of shares of common stock under
 employee stock compensation                           0              0                0

Compensation expense                                   0              0           23,664

Net income                                             0              0           75,962
                                                 -------      ---------       ----------
Balance, September 30, 1997                      640,624       (959,303)       1,325,936

Issuance of shares of common stock upon
 exercise of stock options                             0              0          177,610

Issuance of shares of common stock under
 employee stock purchase plan                          0              0           11,694

Issuance of shares of common stock under
 stock bonus                                           0              0            1,873

Issuance of shares of common stock under
 employee stock compensation                           0              0            6,000

Compensation expense                                   0              0            6,086

Net Income                                             0              0          230,782
                                                 -------      ---------       ----------
Balance, September 30, 1998                      640,624      $(959,303)      $1,759,981
                                                 =======      =========       ==========

The accompanying notes are an integral part of these consolidated financial statements.

                 DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED SEPTEMBER 30, 1998 AND 1997


                                                                1998              1997
                                                            -----------       -----------
Cash flows from operating activities:
    Net income                                              $   230,782       $    75,962
    Adjustments to reconcile net income to net cash
     provided by continuing operations
       Loss from discontinued operations                              0           453,722
       Stock compensation expense                                13,959            23,664
       Depreciation and amortization                            349,469           243,674
       Allowance for doubtful accounts                                0           (19,117)
        (Increase) decrease in:
         Accounts receivable                                    253,750          (160,041)
         Inventories                                           (404,445)         (177,353)
         Prepaid expenses and other current assets               (1,145)           (6,688)
       Increase (decrease) in:
         Accounts payable                                      (285,018)          230,158
         Accrued expenses                                      (108,240)          119,366
                                                            -----------       -----------
Net cash provided by continuing operations                       49,112           783,347
                                                            -----------       -----------
Net cash provided by (used) in discontinued operations          221,952          (234,377)
                                                            -----------       -----------
Net cash provided by operating activities                       271,064           548,970
                                                            -----------       -----------
Cash flows from investing activities:
     Purchases of property, plant and equipment                (317,857)       (1,331,434)
     Increase in other assets                                    (5,406)          (38,182)
     (Increase) decrease in note receivable                      21,667           (21,667)
                                                            -----------       -----------
Net cash used in investing activities                          (301,596)       (1,391,283)
                                                            -----------       -----------
Cash flows from financing activities:
     Proceeds from (repayment of) note payable
       to bank, net                                            (200,000)          175,000
     Repayment of long term debt                               (214,583)         (383,482)
     Proceeds from long term debt                               285,716           950,000
     Issuance of common stock                                   189,304            12,503
                                                            -----------       -----------
Net cash provided by financing activities                        60,437           754,021
                                                            -----------       -----------
Net increase (decrease) in cash and cash equivalents             29,905           (88,292)
Cash and cash equivalents, beginning                             16,075           104,367
                                                            -----------       -----------
Cash and cash equivalents, ending                           $    45,980       $    16,075
                                                            ===========       ===========

The accompanying notes are an integral part of these consolidated financial statements.

                 DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1998 AND 1997

Note 1 - Summary of Significant Accounting Policies

Nature of Continuing Operations

     The Company is primarily engaged in the manufacturing and marketing of customized fused silica products. The Company's products and services are used in the optical lens and laser manufacturing industries, as well as in the medical industry. Other applications include usage in the manufacturing of analytical instruments and semi-conductors. The Company also serves as a sub-contractor to the defense industry.

     The Company's products and services are provided primarily in the United States with some international activity.

Nature of Discontinued Operations

     On September 30, 1997, the Company sold substantially all of the assets of its wholly owned subsidiary, Hibshman Corporation. Hibshman Corporation provided the value added service of shaping and super-polishing materials to customer specifications through the use of miniature optics and custom micro-machining primarily within the United States. The operating results of Hibshman Corporation for the year ended September 30, 1997 have been treated as discontinued operations.

Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of Dynasil Corporation of America and its wholly-owned subsidiaries, Dynasil International Incorporated and Hibshman Corporation. All significant intercompany transactions have been eliminated.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                 DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1998 AND 1997

Note 1 - Summary of Significant Accounting Policies (continued)

Inventories

     Inventories are stated at the lower of average cost or market. Cost is determined using the first-in, first-out (FIFO) method.

Property, Plant and Equipment and Depreciation and Amortization

     Property, plant and equipment are recorded at cost. Depreciation is provided using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property, plant and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Other Assets

     Other assets include deferred costs which are amortized using the straight-line method over 7 years. Amortization expense for the years ended September 30, 1998 and 1997 was $29,517 and $6,465.

Unearned Compensation

     Compensation resulting from shares granted under the Company's employment contracts is amortized to expense over the term of the contract and is adjusted for changes in the market value of the common stock.

Advertising

     The Company expenses all advertising as incurred. Advertising expense from continuing operations for the years ended September 30, 1998 and 1997 was $78,959 and $89,450.

                 DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1998 AND 1997

Note 1 - Summary of Significant Accounting Policies (continued)

Income Taxes

     Dynasil Corporation of America and its wholly-owned subsidiaries file a consolidated federal income tax return.

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under the liability method prescribed by SFAS No. 109, a deferred tax asset or liability is determined based on the differences between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Tax credits are recorded as a reduction in income taxes. Valuation allowances are provided if, it is more likely than not, that some or all of the deferred tax assets will not be realized.

Net Income Per Share

     The Company has adopted SFAS No. 128, "Earnings per Share", effective October 1, 1997. SFAS No. 128, which simplifies the standards for computing and presenting earnings per share, replaces the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options and warrants. Diluted earnings per share is very similar to the previously reported primary earnings per share. Accordingly, net earnings per share for all periods presented have been restated to conform to the new standard.

     Basic net earnings per share is computed using the weighted average number of common shares outstanding. The dilutive effect of potential common shares outstanding are included in diluted net earnings per share. The computations of basic and diluted net earnings per share are as follows:

                                                       1998             1997
                                                    ----------       ----------
     Net income from continuing operations          $  230,782       $  529,684
                                                    ==========       ==========
     Basic weighted average shares                   2,240,005        2,175,624
     Effect of dilutive securities:
       Common stock options                            113,556          130,157
       Common stock warrants                               -0-            4,114
                                                    ----------       ----------
     Dilutive potential common shares                2,353,561        2,309,895
                                                    ==========       ==========

                 DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1998 AND 1997

Note 1 - Summary of Significant Accounting Policies (continued)

Net Income Per Share (continued)

                                                            1998           1997
                                                            ----           ----

     Net income per share from continuing operations
        Basic                                               $.10           $.24
        Diluted                                             $.10           $.23

     Diluted net earnings per share excludes the impact of common stock warrants of 1,892 for 1998 because the option's exercise prices were greater than the average market price of the common shares and therefore, the effect would be antidilutive.

Long-Lived Assets

     On October 1, 1997, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" which establishes standards for the impairment of long-lived assets and certain identifiable intangibles. The company's policy is to record long-lived assets at cost, amortizing these costs over the expected useful lives of related assets. In accordance with SFAS No. 121, these assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Measurement of an impairment loss for long-lived assets and certain identifiable intangibles to be disposed of are to be reported generally at the lower of the carrying cost amount or fair value less cost to sell. Adoption of SFAS No. 121 did not have a significant impact on the Company's financial position or results of operations. For the years ended September 30, 1998 and 1997, there was no material impairment of the long-lived assets of the Company.

Stock Based Compensation

     The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock Based Compensation." The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees" to account for its stock options using the intrinsic value method. Under APB No. 25, no compensation cost has been recognized in the financial statements for stock options granted. SFAS No. 123 requires companies using the intrinsic value method to make certain proforma disclosures using the fair value method. Additional disclosures are included in
Note 9.

                 DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1998 AND 1997

Note 1 - Summary of Significant Accounting Policies (continued)

Fair Value

     The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, and debt. The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to the short maturity of these instruments. Based on borrowing rates currently available to the Company for bank loans with similar terms and maturities, the Company's debt approximates its fair value.

Concentrations of Credit Risk

     Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company has not experienced any significant losses on its cash and cash equivalents. The Company performs ongoing credit evaluations of its customers and generally requires no collateral from its customers. The Company maintains allowances for potential credit losses and has not experienced any significant losses related to the collection of its accounts receivable.

New Accounting Pronouncement

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." This statement requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a balance sheet, and is effective for fiscal years beginning after December 15, 1997. Management does not believe this statement will have a material impact on the Company's financial statements.

Statement of Cash Flows

     For the purpose of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Note 2 - Discontinued Operations

     On September 30, 1997, the Company sold substantially all of the assets of its wholly-owned subsidiary, Hibshman Corporation, to two individuals. As consideration for the sale, the Company received a note receivable of $200,000 which was collected during the year ended September 30, 1998. The sale resulted in a loss of $194,453. Hibshman Corporation recorded sales of $402,591 in 1997. No income tax expense or benefits were recognized due to the Company's net operating loss carryforwards.

                 DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1998 AND 1997

Note 2 - Discontinued Operations (continued)

     The components of the net assets of discontinued operations included in the consolidated balance sheet as of September 30, 1997 are as follows:

     Current assets
       Cash and cash equivalents                               $ 32,234
       Accounts receivable                                       70,855
       Note receivable                                          200,000
       Prepaid expenses and other current assets                 10,150
     Less current liabilities
       Accounts payable                                         (49,697)
       Accrued expenses                                         (41,590)
                                                               --------
     Net current assets                                        $221,952
                                                               ========

Note 3 - Note Receivable

     Note receivable as of September 30, 1998 and 1997 consists of the following:

                                                       1998           1997
                                                      -----          -------
Note receivable from officer with interest
  at the prime rate plus 1%, (9.5% at
  September 30, 1997), due on demand,
  Unsecured, collected in 1998                        $ -0-          $21,667
                                                      =====          =======

     Interest income of $1,667 for the year ended September 30, 1997 was added to the balance of the note.

Note 4 - Inventories

     Inventories at September 30, 1998 and 1997 consisted of the following:

                                               1998                1997
                                            ----------           --------

     Raw Materials                          $   43,658           $ 40,163
     Work-in-Process                         1,088,569            716,180
     Finished Goods                            146,107            117,546
                                            ----------           --------
                                            $1,278,334           $873,889
                                            ==========           ========

                 DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1998 AND 1997

Note 5 - Property, Plant and Equipment

     Property, plant and equipment at September 30, 1998 and 1997 consist of the following:

                                             1998                  1997
                                          ----------            ----------
     Land                                 $      261            $      261
     Building and improvements             2,449,751             1,985,821
     Construction in progress                 57,911               229,633
     Machinery and equipment               2,762,167             2,607,539
     Office furniture and fixtures           219,442               217,306
     Transportation equipment                 65,931                65,931
                                          ------------          ----------
                                           5,555,463             5,106,491
     Less accumulated depreciation         3,164,475             2,844,523
                                          ----------            ----------
                                          $2,390,988            $2,261,968
                                          ==========            ==========

     Depreciation expense charged to continuing operations for the years ended September 30, 1998 and 1997 was $319,952 and $237,209.

     The Company capitalized interest of $10,874 and $37,788 during the years ended September 30, 1998 and 1997 related to qualifying assets under construction. Total interest incurred, including amounts capitalized during the same periods, were $199,024 in 1998 and $148,056 in 1997.

Note 6 - Note Payable to Bank

     During July 1998, management completed negotiations with Premier Bank to consolidate all bank debt. In addition to the note described in Note 7 - Long-term Debt for $1,292,778, the Company secured a $300,000 line of credit agreement. The Note is due on demand with interest at the bank's base rate plus 1% (9.5% at September 30, 1998). At September 30, 1998, the Company has not drawn on the line.

     Note payable to bank at September 30, 1997 was provided under a $350,000 line of credit agreement with First Union National Bank and was due on demand with interest at the bank's prime rate plus 1% (9.5% at September 30, 1997). The note was secured by substantially all assets of the Company. The line of credit agreement was repaid in 1998. The Agreements with First Union National Bank were cross-collateralized and contained customary financial covenants. See Note 7.

                 DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1998 AND 1997

Note 7 - Long-Term Debt

     Long-term Debt at September 30, 1998 and 1997 consist of the following:


                                                               1998             1997
                                                            ----------       ----------
Subordinated debentures bearing interest at 10%
  per annum payable semiannually, due June 1,
  1998, unsecured, repaid in 1998                           $      -0-       $   72,400

Subordinated debentures bearing interest at 10%
  per annum payable semiannually, due June 1,
  2002, unsecured                                              218,100          218,100

Subordinated debenture bearing interest at 12%
  per annum payable semiannually, due
  December 1, 2001, unsecured                                  350,350          350,350

Note payable to bank in monthly installments of
  $16,429 plus interest at the bank's base rate plus
  1.5% (10.00% at September 30, 1997), due May 2000,
  secured by accounts receivable, inventory,
  equipment, and general intangibles of the Company
  and was cross-collateralized (See Note 6).
  Refinanced in 1998                                               -0-          509,284

Mortgage note payable to bank in monthly
  installments of $6,667 plus interest at the bank's
  prime rate (9.50% at September 30, 1997), due July
  2001, secured by first mortgage on Berlin, New
  Jersey property. Refinanced in 1998.                             -0-          306,667

Mortgage note payable to bank in monthly
  installments of $1,667 plus interest at the bank's
  prime rate (9.50% at September 30, 1997), due
  August 2007, secured by second mortgage on Berlin,
  New Jersey property. Refinanced in 1998.                         -0-          198,333

                 DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1998 AND 1997


Note 7 - Long-Term Debt (continued)


                                                               1998             1997
                                                            ----------       ----------
Note payable to bank in monthly installments of
  $7,222 plus interest at the bank's base rate plus
  1.0% (9.50% at September 30, 1998), with the final
  payment of $700,556 due August 2005, secured by
  first mortgage on Berlin, New Jersey property and
  all accounts receivable, inventory, equipment, and
  general intangibles of the Company                         1,292,778              -0-

Note payable to bank in monthly installments of
  $4,426 plus interest at the bank's base rate plus
  1.5% (10.00% at September 30, 1997), due May 2000,
  secured by accounts receivable, inventory,
  equipment, and general intangibles of Hibshman
  Corporation and cross-Collateralized by Dynasil
  Corporation (See Note 6). Repaid in 1998.                        -0-          119,496

Installment notes payable in total monthly
  Installments of $5,415 in 1998 and $1,215 in 1997,
  including interest rates of 9.5% and 12%, due July
  2001, secured by equipment.                                  158,701           43,051
                                                            ----------       ----------
                                                             2,019,929        1,817,681
             Less current portion                             (137,414)        (432,773)
                                                            ----------       ----------
                                                            $1,882,515       $1,384,908
                                                            ==========       ==========

     The aggregate maturities of long-term debt as of September 30, 1998 are as follows:

     September 30, 2000                                    $  142,977
     September 30, 2001                                       138,302
     September 30, 2002                                       655,114
     September 30, 2003                                        86,664
     Thereafter                                               859,458
                                                           ----------
                                                           $1,882,515
                                                           ==========

                 DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1998 AND 1997


Note 7 - Long-term Debt (continued)

Subordinated Debenture Extension Agreement

     On November 15, 1996, the maturity date of one Debenture in the amount of $350,350 was extended to December 1, 2001. In consideration for the extension, the Debenture holder is being paid an additional 2% interest on the unpaid principal balance until December 1, 2001. In addition, the Debenture holder was issued warrants to purchase 20,000 shares of the Company's common stock at an exercise price of $4.00 per share, exercisable through June 1, 2002. See Note 9.

     On April 15, 1997 the maturity date of certain Debentures in the amount of $218,100 were extended to June 1, 2002. In consideration for the extension, the Debenture holders were issued warrants to purchase 6,700 shares of the Company's common stock at an exercise price of $3.00 per share, exercisable through June 1, 2002. See Note 9.

Note 8 - Income Taxes

     The Company's provision for income taxes (benefit) for the years ended September 30, 1998 and 1997 are as follows:

                                                 1998              1997
                                               --------          --------
     Current
       Federal                                 $ 39,300          $ 22,700
       State                                     14,200             7,400
                                               --------          --------
                                                 53,500            30,100
     Deferred
       Federal                                  (39,300)          (22,700)
       State                                    (14,200)           (7,400)
                                               --------          --------
                                               $    -0-          $    -0-
                                               ========          ========

     The reasons for the difference between total tax expense and the amount computed by applying the statutory federal income tax rates to income before provision for income taxes at September 30, 1998 and 1997 are as follows:

                                                      1998          1997
                                                    --------      --------
     Taxes at statutory rates applied to
       income before provision for income taxes      $63,100      $ 36,700
     Increase (reduction) in tax resulting from:
         Accounts receivable                              -0-       (5,800)
         Depreciation                                (22,600)      (21,900)

                 DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1998 AND 1997

Note 8 - Income Taxes (continued)

                                                      1998          1997
                                                    --------      --------

     Inventories                                       1,700        23,800
     Vacation pay                                      1,000        (7,900)
     State income taxes                               10,300         5,200
     Net operating loss carryforwards                (53,500)      (30,100)
                                                    --------      --------
                                                    $    -0-      $    -0-
                                                    ========      ========

     Deferred income taxes (benefit) reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and the tax effects of net operating losses that are available to offset future taxable income. Significant components of the Company's deferred tax assets (liabilities) at September 30, 1998 and 1997 are as follows:

                                                      1998           1997
                                                    --------      ---------
         Inventories                               $  70,100      $  67,600
         Vacation pay                                  8,500          7,200
         Accounts receivable                           4,300          4,300
         Depreciation                               (141,600)      (108,700)
         Net operating loss carryforwards            211,600        292,500
         Less valuation allowance                   (152,900)      (262,900)
                                                   ---------      ---------
                                                   $     -0-      $     -0-
                                                   =========      =========

     A valuation allowance has been provided for those deferred tax assets which management believes it is more likely than not that the tax benefit will not be realized. At September 30, 1998, the Company has approximately $589,000 of net operating loss carryforwards to offset future taxable income for federal tax purposes expiring in various years through 2009. In addition, the Companies have approximately $391,000 of net operating loss carryforwards to offset certain future states' taxable income, expiring in various years through 2001.

Note 9 - Stockholders' Equity

Common Stock

     On October 16, 1996, the Board of Directors declared a two-for-one stock split payable on November 1, 1996 to stockholders of record on October 1, 1996. All share and per share data have been restated for all periods presented to reflect the stock split.

                 DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1998 AND 1997


Note 9 - Stockholders' Equity (continued)

Stock Option Plans

     The Company has a Stock Incentive Plan which provides for, among other incentives, granting to officers, directors, employees and consultants options to purchase shares of the Company's common stock up to a total of 450,000 shares, restated to reflect the stock split. At September 30, 1998, 71,723 shares of common stock are available for future purchases under the plan. Options are generally exercisable over a five year period and expire through 2002. During the years ended September 30, 1998 and 1997, 46,777 and 51,000 shares were granted with exercise prices ranging from $2.65 to $3.52 per share and $3.00 to $4.00 per share, respectively. During the years ended September 30, 1998 and 1997, 116,000 shares and 3,000 shares were issued under the plan for aggregate purchase prices of $117,552 and $9,000, respectively.

     A summary of stock option activity for the years ended September 30, 1998 and 1997 is presented below:

     Options outstanding at October 1, 1996                      $ 105,000

     2 for 1 stock split - October 1, 1996                         105,000
     Granted in 1997                                                51,000
     Exercised in 1997 under consulting agreement at
       $3.00 per share                                              (3,000)
                                                                 ---------
     Options outstanding at September 30, 1997                     258,000

     Granted in 1998                                                46,777
     Exercised in 1998 at prices ranging from $1.00
       to $3.52                                                   (116,000)
                                                                 ---------
     Options outstanding at September 30, 1998                   $ 188,777
                                                                 =========
     Options exercisable at September 30, 1998                   $ 188,777
                                                                 =========

     At September 30, 1998 and 1997, the Company had warrants outstanding to purchase 20,000 shares and 6,450 shares of the Company's common stock at exercise prices of $4.00 and $3.00 per share, exercisable through June 1, 2002.

                 DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1998 AND 1997

Note 9 - Stockholders' Equity (continued)

     During the year ended September 30, 1997, a warrant was exercised to purchase 250 shares of the Company's common stock at $3.00 per share for a total purchase price of $750.

Stock-Based Compensation Plans

     The Company accounts for all plans under APB Opinion No. 25, under which no compensation cost has been recognized since all options granted during 1998 and 1997 have been granted at the fair market value of the Company's common stock. Had compensation cost for these plans been determined in accordance with SFAS No. 123, the Company's net income and net income per common share would have been reduced as follows:

                                                        1998          1997
                                                      --------     ---------
     Net income from continuing operations            $169,504     $ 442,474
     Net loss from discontinued operations                 -0-      (453,722)
                                                      --------     ---------
     Net income (loss)                                $169,504     $ (11,248)
                                                      ========     =========

     Basic net income (loss) per common share:
       From continuing operations                     $    .07     $     .19
       From discontinued operations                        -0-          (.20)
                                                      --------     ---------
       Net income (loss) per common share             $    .07     $    (.01)
                                                      ========     =========

     Under SFAS No. 123, the fair value of each option was estimated on the date of grant using the Black Scholes option-pricing model. Based on the assumptions presented below, the weighted average fair value of options granted was $1.31 and $1.71 per option in 1998 and 1997.

                                                       1998          1997
                                                       ----          ----
     Expected life of option in years                   5.0           5.0
     Risk-free interest rate                            6.0%          6.5%
     Expected volatility                               87.5%         58.7%
     Dividend yield                                     0.0%          0.0%

     The effects of applying SFAS No. 123 for the purpose of providing pro forma disclosures may not be indicative of the effects on reported net income and net income per share for future years, as the pro forma disclosures include the effects of only those awards granted after October 1, 1996.

                 DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1998 AND 1997

Note 9 - Stockholders' Equity (continued)

Employee Stock Purchase Plan

     The Company also has an Employee Stock Purchase Plan which permits substantially all employees to purchase common stock. Under the plan, a total of 150,000 shares have been reserved for issuance. Employees have the opportunity to acquire common stock at a purchase price of 65% of the fair market value of the shares. During any twelve month period, employees may not purchase more than the number of shares for which the total purchase price exceeds $5,000. During the years ended September 30, 1998 and 1997, 6,936 and 1,251 shares of common stock were issued under the plan for aggregate purchase prices of $11,694 and $2,753, respectively.

Note 10 - Profit Sharing Plan

     The Company has a 401K Plan for the benefit of its employees. The Company did not make a contribution for the years ended September 30, 1998 and 1997.

Note 11 - Related Party Transactions

     The Company paid consulting fees to other stockholders/directors in the amount of $38,140 and $103,077 during the years ended September 30, 1998 and 1997.

Note 12 - Supplemental Disclosure of Cash Flow Information

                                                        1998            1997
                                                      ---------      ----------
Cash paid during the year for:
   Interest                                           $ 199,024      $  148,056
                                                      =========      ==========

Noncash investing and financing activities:
  Acquisition of property, plant and equipment        $ 448,972      $1,361,684
  Equipment transferred from discontinued
    operations                                              -0-         (30,250)
  Debt incurred                                        (131,115)           (-0-)
                                                      ---------      ----------
  Cash paid for property and equipment                $ 317,857      $1,331,434
                                                      =========      ==========

     During the year ended September 30, 1998, the Company refinanced its debt as follows:

     Proceeds from long-term debt                            $ 1,900,000
     Debt refinanced                                          (1,614,284)
                                                             -----------
     Cash proceeds from long-term debt                       $   285,716
                                                             ===========

                 DYNASIL CORPORATION OF AMERICA AND SUBSIDIARY

                              FINANCIAL STATEMENTS
                                 (CONSOLIDATED)
                                   Unaudited

                      FOR THE QUARTER ENDED JUNE 30, 1999

                 DYNASIL CORPORATION OF AMERICA AND SUBSIDIARY

                      FOR THE QUARTER ENDED JUNE 30, 1999


                                                                      Page
                                                                      ----
Consolidated Financial Statements:

  Balance Sheet                                                         1

  Statement of Operations                                               2

  Statement of Cash Flows                                               3

  Schedule of Cost of Sales                                             4

  Schedule of Factory Overhead Expenses                                 5

  Schedule of Selling & Administrative Expenses                         6

  Debt Schedule                                                         7

  Consolidated Balance Sheet                                            8

                              DYNASIL CORPORATION

                           CONSOLIDATED BALANCE SHEET
                                   30-Jun-99


                                  ASSETS
------------------------------------------------------------------------

Current Assets
   Cash                                                          48,491
   Accounts Receivable                                          362,237
   Note Receivable
   Inventory                                                    993,994
   Prepaid & Other Current Assets                                31,507
                                                              ---------
      Total Current Assets                                    1,436,229



Property, Plant & Equipment - Net                             2,128,661





Other Assets                                                     20,613








                                                              =========
                     TOTAL ASSETS                             3,585,503
                                                              =========


                       LIABILITIES & STOCKHOLDERS EQUITY
------------------------------------------------------------------------

Current Liabilities
   Accounts Payable                                              94,440
   Bank line of Credit                                           10,000
   Accrued Expenses                                             121,173
   Current Portion - Long Term Debt                             137,412

                                                              ---------
          Total Current Liabilities                             363,025



Long Term Debt                                                1,775,256

                                                              ---------
                   TOTAL LIABILITIES                          2,138,281


Stockholders' Equity
   Common Stock                                                   1,491
   Additional Paid in Capital                                 1,055,062
   Retained Earnings                                          1,689,612
   Current Income (Loss)                                       (339,640)
                                                              ---------
                                                              2,406,525
   Less: 640,624 Shares in Treasury - at Cost                  (959,303)
                                                              ---------
          Total Stockholders' Equity                          1,447,222


                                                              =========
              TOTAL LIABILITIES & EQUITY                      3,585,503
                                                              =========

Dynasil Corporation                                                       PAGE 2
Consolidated Statement Of Operations
For the quarter ended

                                                      Quarter                                      Y-T-D
                                                     30-Jun-99                                   30-Jun-99
                                        -------------------------------------      -------------------------------------
                                                                   Poss (Neg)                                 Poss (Neg)
                                         Actual        Budget       Variance        Actual         Budget      Variance
                                        -------      ---------     ----------      ---------     ---------    ----------
Sales                                   751,926      1,056,359       (304,433)     2,021,887     2,763,891      (742,004)

Cost of Sales                           538,523        757,926        219,403      1,735,582     2,036,937       301,355
                                        -------      ---------     ----------      ---------     ---------    ----------
Gross Profit                            213,403        298,433        (85,030)       286,305       726,954      (440,649)
                                          28.38%         28.25%                        14.16%        26.30%

Selling & Administrative                158,383        171,977         13,594        479,216       514,225        35,009
                                        -------      ---------     ----------      ---------     ---------    ----------
Income (Loss) from Operations            55,020        126,456        (71,436)      (192,911)      212,729      (405,640)

Other Income (Expense)
           Interest Expense             (48,917)       (49,005)            88       (146,729)     (153,910)        7,181
           Other Income (Expense)
                                        -------      ---------     ----------      ---------     ---------    ----------
Income (Loss) before Income Taxes         6,103         77,451        (71,348)      (339,640)       58,819      (398,459)

Provision (Benefit) for Income Tax
                                        -------      ---------     ----------      ---------     ---------    ----------
Net Income (Loss)                         6,103         77,451        (71,348)      (339,640)       58,819      (398,459)
                                        =======      =========     ==========      =========     =========    ==========
         Earnings per share                0.00           0.03          (0.03)         (0.15)         0.03         (0.18)

         Bookings                       514,144      1,600,000     (1,085,856)     1,296,445     3,375,000    (2,078,555)


Dynasil Corporation                                                       PAGE 3
Consolidated Statement of Cash Flows
For the quarter ended

                                                            Quarter     Y-T-D
                                                           30-Jun-99  30-Jun-99
                                                           ---------  ---------
Cash flows from operating activities:
  Net Income                                                  6,103    (339,640)
  Adjustments to reconcile net income (loss) to net cash
    Depreciation                                             89,220     267,660
    Amortization Expense                                        852       2,556
    Allowance for doubtful accounts
    (increase) Decrease in:
     Receivables                                            (72,584)    (17,061)
     Inventories                                             85,607     284,340
     Prepaid expenses and other current assets                5,193      10,653
     Other assets                                                         2,778
    Increase (Decrease) in:
     Accounts payable                                       (12,324)   (132,120)
     Accrued expenses                                         1,858        (942)
                                                            -------    --------
Net cash provided by (used in) operating activities         103,925      78,224
                                                            -------    --------
Cash flows from investing activities:
      Acquisition of PP&E                                    (7,645)     (5,333)
                                                            -------    --------
Net cash provided by (used in) investing activities          (7,645)     (5,333)
                                                            -------    --------
Cash flows from financing activities:

      Proceeds (payments) - shareholders                     20,475      26,881
      Proceeds (payments) - Bank Line of credit             (65,000)     10,000
      Proceeds (Payments) - long term debt                  (34,408)   (107,261)
                                                            -------    --------
Net cash provided by (used in) financing activities         (78,933)    (70,380)
                                                            -------    --------
Net increase (Decrease) in cash                              17,347       2,511
Cash - beginning of period                                   31,144      45,980
                                                            -------    --------
Cash - end of period                                         48,491      48,491
                                                            =======    ========

Dynasil Corporation                                                       PAGE 4
Schedule of Cost of Sales
For the quarter ended

                                                    Quarter                                               Y-T-D
                                                   30-Jun-99                                             30-Jun-99
                                   ------------------------------------------            ------------------------------------------
                                                                   Poss (Neg)                                            Poss (Neg)
                                     Actual          Budget         Variance               Actual          Budget         Variance
                                   ---------       ---------       ----------            ---------       ---------       ----------
Beginning Inventory                1,079,601       1,287,000         207,399             1,278,334       1,287,000           8,666
Material                              83,679         150,000          66,321               247,146         405,000         157,854
Labor                                101,113         133,434          32,321               324,336         387,966          63,630
Factory Overhead (Page 7)            268,124         387,492         119,368               879,760       1,156,971         277,211
                                   ---------       ---------         -------             ---------       ---------         -------
Total available for sale           1,532,517       1,957,926         425,409             2,729,576       3,236,937         507,361
Less: Ending inventory               993,994       1,200,000         206,006               993,994       1,200,000         206,006
                                   ---------       ---------         -------             ---------       ---------         -------
Total Cost of Sales                  538,523         757,926         219,403             1,735,582       2,036,937         301,355
                                   =========       =========         =======             =========       =========         =======

Dynasil Corporation                                                       PAGE 5
Schedule of Factory Overhead
For the quarter Ended

                                                           Quarter                                        Y-T-D
                                                          30-Jun-99                                     30-Jun-99
                                              ----------------------------------           -----------------------------------
                                                                       Poss (Neg)                                     Poss (Neg)
                                               Actual       Budget     Variance             Actual        Budget      Variance
                                               ------       ------     ---------            ------        ------     ---------
Supervisors Salaries                           14,110       16,549       2,439              47,312        51,396        4,084
Indirect Labor                                  7,031       13,520       6,489              26,327        39,187       12,860
Vacation/Holiday Pay                           19,500       21,000       1,500              58,500        63,000        4,500
Payroll taxes - Factory                        14,176       22,141       7,965              46,032        62,150       16,118
Medical Insurance - Factory                    17,300       22,911       5,611              65,900        70,125        4,225
Key Life Insurance Expense                        338        1,352       1,014               1,014         4,056        3,042

Factory Supplies - Manufacturing               21,790       33,000      11,210              61,491        96,000       34,509
Factory Supplies - Processing                  10,729       15,900       5,171              35,517        47,700       12,183
Factory Supplies - Other                        6,954        9,000       2,046              30,106        27,000       (3,106)
Factory Supplies - R&D                          2,064                   (2,064)              3,808                     (3,808)

Repairs & Maintenance - Manufact.               9,126        9,000       (126)              22,698        27,000        4,302
Repairs & Maintenance - Proces.                 2,586        6,000       3,414               8,876        18,000        9,124
Repairs & Maintenance - Other                   7,837       15,000       7,163              31,402        45,000       13,598

Equipment Rental                                  555          600          45               1,562         1,800          238

Waste Management                               16,426       33,000      16,574              50,685        99,000       48,315
Utilities                                      25,820       48,000      22,180              97,211       144,000       46,789
Depreciation Expense - Building                 4,275        4,500         225              12,825        13,500          675
Depreciation Expense - Building Imp            49,500       48,000      (1,500)            148,500       144,000       (4,500)
Depreciation Expense - Equipment               33,000       33,000                          99,000        99,000

Real Estate Taxes                               3,900        3,900                          11,700        11,700
General Insurance                               6,934       11,019       4,085              27,334        33,057        5,723
Freight Out                                     7,811       11,100       3,289              25,348        33,300        7,952

Miscellaneous Expenses                        (13,638)       9,000      22,638             (33,388)       27,000       60,388
                                              -------      -------     -------             -------     ---------      -------
                                              268,124      387,492     119,368             879,760     1,156,971      277,211
                                              =======      =======     =======             =======     =========      =======

Dynasil Corporation                                                       PAGE 6
Schedule of Selling & Administrative Expenses
For the quarter ended

                                                   Quarter                                             Y-T-D
                                                  30-Jun-99                                          30-Jun-99
                                   ------------------------------------------         ------------------------------------------
                                                                   Poss (Neg)                                         Poss (Neg)
                                    Actual          Budget          Variance            Actual         Budget          Variance
                                   -------         -------         ----------          -------        -------         ----------
Administrative Salaries             50,907          55,299            4,392            160,298        164,074            3,776
Sales Salaries                      46,368          30,287          (16,081)           124,243         85,847          (38,396)
Payroll Taxes - S&A                  8,190           6,556           (1,634)            22,398         17,329           (5,069)
Medical Insurance - S&A              3,900           3,609             (291)            11,700         11,897              197
Key man life insurance               2,100                           (2,100)             6,437                          (6,437)

Travel                               5,514           9,000            3,486             11,956         27,000           15,044
Meals & Entertainment                  901           1,350              449              4,111          4,050              (61)
Auto Expense                                           330              330                341            990              649

Office Expense                       5,283           6,000              717             25,734         18,000           (7,734)
Telephone                            4,423           4,500               77              9,662         13,500            3,838
General Insurance                    7,350           7,596              246             22,050         22,788              738
Computer Expense                                     1,200            1,200              1,747          3,600            1,853
Depreciation Expense                 2,445           2,100             (345)             7,335          6,300           (1,035)

Consultant Expense                                  11,250           11,250              1,604         33,750           32,146
Legal and Audit Expense              7,800           7,800                              23,838         23,400             (438)
Sales Commissions - Reps                             7,500            7,500              6,126         22,500           16,374

Sales Expense                        2,605           5,000            2,395              2,620         15,000           12,380
Investor Relations Expense             545             900              355              6,264          9,100            2,836
Contributions                                          300              300                299            900              601
Amortization Expense                   852             900               48              2,556          2,700              144
Miscellaneous Expense                4,400           6,000            1,600             13,497         18,000            4,503

Advertising                          4,800           4,500             (300)            14,400         13,500             (900)
                                   -------         -------          -------            -------        -------          -------
                                   158,383         171,977           13,594            479,216        514,225           35,009
                                   =======         =======          =======            =======        =======          =======

Dynasil Corporation                                                       PAGE 7
Debt Schedule
30-Jun-99

                                                                                                             Current
Type of Debt               Lender                            Term/Payoff         Rate             Balance    Portion     Long term
------------               ------                            -----------         ----             -------    -------     ---------
Mortgage Payable           Premier Bank                   7 years
                                                         (15 amortization)
                                                          - 8/05             Bank Base - 9.5%    1,227,778    86,664     1,141,114

Capitalized Lease          CIT Group                     5 years - 7/01                             26,024    10,480        15,544

Capitalized Lease          Specialized Grinding Systems  3 Years - 8/01                             90,416    40,268        50,148

Subordinated Debentures    Various individuals           Due 6/02               218,100 @ 10%      568,450                 568,450
                                                         Due 12/01              350,350 @ 12%
                                                                                                 ---------------------------------
Total Current and Long term debt                                                                 1,912,668   137,412     1,775,256
                                                                                                 =================================

                                                                                                 ---------------------------------
Bank Line of Credit        Premier Bank                  Demand              Bank Base - 9.5%       10,000    10,000
                                                                                                 =================================


Dynasil Corporation of America and Subsidiaries                           PAGE 8
Consolidating Balance Sheet
June 30, 1999

                                                       Dynasil          Dynasll        Hibshman
                                                     Corporation     International    Corporation    Eliminations    Consolidated
                                                     -----------     -------------    -----------    ------------    ------------
                             ASSETS
Current assets
   Cash and cash equivalents ...................         48,491                                                          48,491
   Accounts Receivable, net ....................        362,237                                                         362,237
   Note Receivable
   Intercompany receivable .....................        152,544                                        (152,544)
   Inventories .................................        993,994                                                         993,994
   Prepaid expenses and other current assets ...         31,507                                                          31,507
                                                      ---------        --------        --------        --------       ---------
      Total current assets .....................      1,588,773                                        (152,544)      1,436,229

Property, Plant and Equipment, net .............      2,128,661                                                       2,128,661

Investment in Subsidiaries .....................        840,173                                        (840,173)

Other Assets ...................................         20,613                                                          20,613
                                                      ---------        --------        --------        --------       ---------
      Total Assets .............................      4,578,220                                        (992,717)      3,585,503
                                                      =========        ========        ========        ========       =========

                           LIABILITIES
Current Liabilities
   Note payable to bank ........................         10,000                                                          10,000
   Current portion of long term debt ...........        137,412                                                         137,412
   Accounts payable ............................         94,440                                                          94,440
   Intercompany payable ........................                        152,544                        (152,544)
   Accrued expenses ............................        121,173                                                         121,173
                                                      ---------        --------        --------        --------       ---------
      Total current liabilities ................        363,025         152,544                        (152,544)        363,025

Long-term Debt, net ............................      1,775,256                                                       1,775,256

Stockholders' Equity
   Common Stock ................................          1,491             100         437,500        (437,600)          1,491
   Additional paid in capital ..................      1,055,062                         517,117        (517,117)      1,055,062
   Retained earnings ...........................      2,342,689        (152,644)       (954,617)        114,544       1,349,972
                                                      ---------        --------        --------        --------       ---------
                                                      3,399,242        (152,544)                       (840,173)      2,406,525
   Less treasury stock at cost .................       (959,303)                                                       (959,303)
                                                      ---------        --------        --------        --------       ---------
      Total Stockholders' Equity ...............      2,439,939        (152,544)                       (840,173)      1,447,222
                                                      =========        ========        ========        ========       =========

      Total Liabilities and Stockholders' Equity      4,578,220                                        (992,717)      3,585,503
                                                      =========        ========        ========        ========       =========

                         DYNASIL CORPORATION OF AMERICA

                              FINANCIAL STATEMENTS
                                   (Unaudited)

                       FOR THE QUARTER ENDED JUNE 30, 1999

                         DYNASIL CORPORATION OF AMERICA

                       FOR THE QUARTER ENDED JUNE 30, 1999
                                   (Unaudited)

                                                                            PAGE
                                                                            ----
Financial Statements:

     Balance Sheet                                                            1

     Statement of Operations                                                  2

     Statement of Cash Flows                                                  3

     Notes to Financial Statements                                            4

Dynasil Corporation of America                                            PAGE 1
Balance Sheet
(Unaudited)

                                                           June 30                       June 30
                                                            1999                          1998
                                                         ---------                     ---------
                              ASSETS
Current Assets
   Cash                                                     48,491                        35,542
   Accounts Receivable                                     362,237                       497,501
   Inventory                                               993,994                     1,224,549
   Other Current Assets                                     31,507                        81,607
   Net Current Assets - Discontinued Operation                                             5,214
                                                         ---------                     ---------
     Total Current Assets                                1,436,229                     1,844,413
Property, Plant & Equipment - Net                        2,128,661                     2,322,172

Other Assets                                                20,613                        33,732
                                                         ---------                     ---------
                          TOTAL ASSETS                   3,585,503                     4,200,317
                                                         =========                     =========

LIABILITIES & STOCKHOLDERS EQUITY

Current Liabilities
   Note payable to bank                                     10,000                        350,000
   Current Portion - Long Term Debt                        137,412                        257,628
   Accounts Payable                                         94,440                        394,591
   Accrued Expenses                                        121,173                        137,467
        Total Current Liabilities                          363,025                      1,139,686
                                                         ---------                     ---------
Long Term Debt                                           1,775,256                      1,296,923

Stockholders' Equity
   Common Stock, 25,000,000 shares authorized
   shares outstanding 2,341,760 and 2,256,190                1,491                          1,448
   Additional Paid in Capital                            1,055,062                      1,051,594
   Retained Earnings                                     1,349,972                      1,669,969
                                                         ---------                     ---------
                                                         2,406,525                      2,723,011
   Less: 640,624 Shares in Treasury - at Cost            (959,303)                      (959,303)
                                                         ---------                     ---------
        Total Stockholders' Equity                       1,447,222                      1,763,708
                                                         ---------                     ---------
                 TOTAL LIABILITIES & EQUITY              3,585,503                      4,200,317
                                                         =========                     =========

Dynasil Corporation of America                                            PAGE 2
Statement Of Operations
(Unaudited)

                                                Three Months Ended                    Nine Months Ended
                                                      June 30                              June 30
                                                  1999          1998                  1999           1998
                                              ----------      ---------            ----------     ----------
Sales                                            751,926      1,006,457             2,021,887      3,242,457

Cost of Sales                                    538,523        707,573             1,735,582      2,152,336
                                               ---------      ---------             ---------     ----------
Gross Profit                                     213,403        298,884               286,305      1,090,121
                                                   28.38%         29.70%                14.16%         33.62%
Selling & Administrative                         158,383        202,147               479,216        646,956
                                               ---------      ---------             ---------     ----------
Income (Loss) from Operations                     55,020         96,737              (192,911)       443,165

Other Income (Expense)
   Interest Expense                              (48,917)       (49,504)             (146,729)      (142,783)
   Other Income (Expense)                                         8,000                                8,000
                                               ---------      ---------             ---------     ----------
Income (Loss) before Income Taxes                  6,103         55,233              (339,640)       308,382

Provision (Benefit) for Income Tax
                                               ---------      ---------             ---------     ----------

Net Income (Loss)                                  6,103         55,233              (339,640)       308,382
                                               =========      =========             =========     ==========
Earnings per share:
    Basic                                     $        -      $    0.02            $    (0.15)    $     0.13
    Diluted                                   $        -      $    0.02            $    (0.15)    $     0.13

Weighted average shares outstanding            2,330,500      2,338,777             2,317,677      2,310,239

Bookings                                         514,144        493,094             1,296,445      2,979,060


Dynasil Corporation of America                                            PAGE 3
Consolidated Statement of Cash Flows
(Unaudited)

                                                                       Quarter                  Y-T-D
                                                                      30-Jun-99               30-Jun-99
                                                                      ---------               ---------
Cash flows from operating activities:
   Net Income                                                            6,103                (339,640)
   Adjustments to reconcile net income (loss) to net cash
     Depreciation                                                       89,220                 267,660
     Amortization Expense                                                  852                   2,556
     Allowance for doubtful accounts
     (increase) Decrease in:
       Receivables                                                     (72,584)                (17,061)
       Inventories                                                      85,607                 284,340
       Prepaid expenses and other current assets                         5,193                  10,653
       Other assets                                                                              2,778
     Increase (Decrease) in:
       Accounts payable                                                (12,324)               (132,120)
       Accrued expenses                                                  1,858                    (942)
                                                                       -------                --------
Net cash provided by (used in) operating activities                    103,925                  78,224
                                                                       -------                --------
Cash flows from investing activities:
   Acquisition of PP&E                                                  (7,645)                 (5,333)
                                                                       -------                --------
Net cash provided by (used in) investing activities                     (7,645)                 (5,333)
                                                                       -------                --------
Cash flows from financing activities:
   Proceeds (payments) - shareholders                                   20,475                  26,881
   Proceeds (payments) - Bank Line of credit                           (65,000)                 10,000
   Proceeds (Payments) - long term debt                                (34,408)               (107,261)
                                                                       -------                --------
Net cash provided by (used in) financing activities                    (78,933)                (70,380)
                                                                       -------                --------
Net increase (Decrease) in cash                                         17,347                   2,511

Cash - beginning of period                                              31,144                  45,980
                                                                       -------                --------
Cash - end of period                                                    48,491                  48,491
                                                                       =======                ========

Dynasil Corporation of America                                            PAGE 4
Notes to Financial Statements
(Unaudited)

Basis of Presentation

In the opinion of management, the accompanying balance sheets and related interim statements of income and cash flows include all adjustments (consisting only of normal recurring items) necessary for their fair presentation in conformity with generally accepted accounting principles. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Examples include provisions for returns and bad debts and the length of product life cycles and building lives. Actual results may differ from these estimates. Interim results are not necessarily indicative of results for a full year. The information included in these financial statements should be read in conjunction with Management's Discussion and Analysis.

Inventories

Inventories consist of the following:

                          6/30/99                6/30/98
                          -------              ---------
Raw Materials              14,253                 32,605
Work-in-Process           849,704              1,035,831
Finished Goods            130,037                156,113
                          -------              ---------
                          993,994              1,224,549
                          =======              =========

Earnings Per Share

Earnings per share is computed on the basis of the weighted average number of common shares outstanding plus the effect of outstanding stock options, using the treasury stock method.

                                    PART III

ITEM 1.           INDEX TO EXHIBITS

Exhibit No.       Description of Document
-----------       -----------------------

3.01              Restated Certificate of Incorporation of Registrant filed
                  April 1, 1969

3.02 Certificate of Amendment to the Certificate of Incorporation of Registrant filed March 18, 1988

3.03 Certificate of Amendment to the Certificate of Incorporation of Registrant filed April 7, 1989

3.04 Certificate of Amendment to the Certificate of Incorporation of Registrant filed June 12, 1996

3.05              By-laws of Registrant

4.01              Form of Debenture

4.02              Subordinated Debenture Extension Agreement

4.03              Debenture Extension Warrant

10.01 Loan Agreement and associated documents dated July 10, 1998 with Premier Bank, for a $300,000 line of credit

10.02 Loan Agreement and associated documents dated July 10, 1998 with Premier Bank, for a $1,300,000 line of credit

10.03             1996 Stock Incentive Plan

10.04             1999 Stock Incentive Plan

10.05             Employee Stock Purchase Plan

21.01             List of Subsidiaries of Registrant

23.01             Consent of Haefele Flanagan & Co., P.C., Certified Public
                  Accountants

27.01             Financial Data Schedule

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        DYNASIL CORPORATION OF AMERICA



                                        ----------------------------------------
                                        By:  Charles J. Searock, Jr., President
Date:  September 29, 1999